Primo Brands Corporation

1150 Assembly Drive, Suite 800

Tampa, Florida 33607

900 Long Ridge Road, Building 2

Stamford, Connecticut 06902

March 6, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Primo Brands Corporation

Registration Statement on Form S-1

Filed January 24, 2025

(File No. 333-284501)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Primo Brands Corporation. We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on March 7, 2025, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Jason Licht of Latham & Watkins LLP at (202) 637-2258 or, in his absence, Charles Cassidy of Latham & Watkins LLP at (202) 637-2176 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Marni Morgan Poe
Name: Marni Morgan Poe
Title: General Counsel & Corporate Secretary

cc:

Jason M. Licht, Latham & Watkins LLP

Charles Cassidy, Latham & Watkins LLP